GUZOV OFSINK, LLC
ATTORNEYS-AT-LAW
600 MADISON AVENUE 14th FLOOR
NEW YORK, NEW YORK 10022
TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273
http://www.golawintl.com

November 6, 2006

By Federal Express
Mr. Paul Fisher
Mail Stop 3720
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F St. NE
Washington, DC 20549-4561

Re:	USIP.COM, INC.
Preliminary Schedule 14C
Filed October 20, 2006

Dear Mr. Fisher:

Pursuant to our telephone conversation this morning, below are the comments conveyed to us orally with our responses:

(i)	Voting Rights of Note Holders

What voting rights did the Notes confer on their holders prior to their conversion into shares of common stock of the company.

Answer:

On September 6, 2006, the Company entered into the Share Exchange Agreement with AEEC, a Delaware corporation. Pursuant to the Share Exchange Agreement, the holders of 100% of the issued and outstanding shares of Common Stock of AEEC exchanged all of their shares of common stock in AEEC for the Company’s newly-issued $5,000,000 principal amount Notes.  Yun Wang, Shibin Jiang and Bin Feng received $3,450,000, $650,000 and $900,000 principal amount of Notes, respectively.  The share exchange transaction closed on September 6, 2006.

The Notes have a maturity date of eighteen (18) months from their date and an interest rate equal to prime plus two percent (2%) per annum.  They will automatically convert upon the occurrence of the Reverse Split.

Based on the terms of the Notes, holders of the Notes voted together with shares of Common Stock on all matters upon which stockholders were entitled to vote, except to the extent a class vote was required under Nevada law or as otherwise provided in the certificate of designation creating such series. On those matters upon which the Notes were to vote together with the Common Stock as a single class prior to the Reverse Split, the $5,000,000 face value Convertible Notes counted as 1,494,144,955 votes, as if converted prior to the effectiveness of the Reverse Split, while each share of Common Stock only counted as one vote.

(ii)	Note A to Schedule 14A

Note A to Schedule 14A provides:

Where an item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required under Items 11, 13 and 14 shall be furnished.

Did the transactions contemplated in the Preliminary Schedule 14C, namely, the name change and the reverse split, lead to a change in control in the Company? If so, please explain why additional information under Item 14 should not be provided.

Answer:

A change in control in the Company had already occurred prior to the filing of the Preliminary Schedule 14C.

On or about August 24, 2006, Joseph C. Passalaqua and Joseph J. Passalaqua (the “Shareholders”), beneficial owners of 50.1% of the Company’s outstanding and issued shares of Common Stock (the “USIP Shares”), entered into a share purchase agreement (“Share Purchase Agreement) with each of Yun Wang, Shibin Jiang and Bin Feng (the “Buyers”). Pursuant to the Share Purchase Agreement, the Shareholders agreed to sell to Buyers the USIP Shares for $599,000. As a result of the sale, there was a change in control of the Company.

In connection with the sale under the Share Purchase Agreement, the then Board of Directors of the Company, comprised of Mr. Craig H. Burton, Mr. Joseph J. Passalaqua and Mr. Lewis McGuiness, agreed at the closing of the Share Purchase Agreement to (a) appoint Yun Wang as a Director of the Company, Chairman of the Board and Chief Executive Officer of the Company, (b) appoint Shibin Jiang and Jianhua Sun as directors of the Company, subject to the filing and dissemination of Schedule 14f-1, and (c) submit their resignation as directors and officers of the Company, subject to the filing and dissemination of Schedule 14f-1. As a result thereof, immediately after the closing of the Share Purchase Agreement, Messrs. Yun Wang, Shibin Jiang and Jianhua Sun constituted the entire Board of Directors of the Company.

The change in the composition of the Board of Directors disclosed in the Company’s Schedule 14f-1 filing resulted in a change in control of the Board of Directors of the Company.

On August 25, 2006, the Company filed an information statement with the SEC relating to the change in control of our Board of Directors containing the information required under Rule 14f-1 of the Exchange Act and on August 31, 2006, the Company distributed that information statement to all holders of record of Common Stock.

Messrs Yun Wang, Shibin Jiang Jianhua Sun, as members of the Board of Directors and Messrs Yun Wang, Shibin Jiang and Bin Feng, as holders of a majority of the Company’s outstanding shares of Common Stock have already approved the name change and reverse split on October 20, 2006. There were no related corporate actions which required a shareholder vote. Furthermore, under Nevada law, the shareholders are not entitled to vote on this transaction.

(iii)	Spin-Off

Will the shares of the subsidiaries of the Company be registered after they are spun off pursuant to the Sections 5.1.5 and 5.1.6 of the Share Purchase Agreement.

Answer:

We understand from the Sellers that the shares of these subsidiaries will be privately held and that these companies will be non-reporting.

In accordance with your request, on behalf of the Company we represent as follows:

•
the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in providing staff comments on the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•	the Company acknowledges that, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours

Guzov Ofsink LLC

By:	/s/ Benjamin Tan
Benjamin Tan